

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

<u>Via E-mail</u>
Mr. J. Thomas May
Chief Executive Officer
Simmons First National Corp.
501 Main Street
Pine Bluff, AR 71601

  Re: Simmons First National Corp.
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed March 7, 2012
    File No. 000-06253

Dear Mr. May:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ John P. Nolan

        John P. Nolan
        Senior Assistant Chief Accountant